Exhibit 99.3

Asia Pacific Wire & Cable Company
Reports Second Quarter 2014 Financial
Results

TAIPEI, Taiwan, Oct. 8, 2014 -- Asia Pacific Wire & Cable Corporation Limited (APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2014.

Financial Summary

Q2 2014 Financial Results
	Q2 2014	Q2 2013	CHANGE
Revenues	$222.3 million	$212.6 million	+4.55%
Gross Profit	$18.4 million	$20.2 million	-8.8%
Net Income	($0.4 million)	$2.2 million	-
EPS(1)	($0.03)	$0.16	-

(1) Earnings per share are based on 13.8 million shares in Q2 2013 and Q2 2014

Second Quarter 2014 Results

Revenues for the second quarter ending June 30, 2014 were $222.3 million, up from $216.2 million in the second quarter of 2013, primarily attributable to a 12.46% rise in sales in our Rest of the World region ("ROW Region") on increased sales volumes in SDI. Our ROW Region includes Singapore, Australia and the other markets where we have operations or sales outside of our Thailand Region and our North Asia Region. Our North Asia Region includes China and Hong Kong, and our Thailand Region contains the operations and sales inside Thailand.

Gross profit for the second quarter of 2014 declined by 8.8% to $18.4 million from $20.2 million in the same quarter last year. Gross margin was down by 1.22%, falling from 9.5% in the second quarter of 2013 to 8.28% this year. In the Thailand Region, gross margin fell following a decline in higher margin Thai government projects. The ROW Region also experienced declining sales prices and an increase in manufacturing overhead, but an increase in SDI margin partially offset the sales decline.

Selling, general and administrative expenses of $13.7 million were reported for the second quarter of 2014, a decline from the $14.6 million booked a year ago. Operating income was $2.6 million, compared to $5.5 million in the second quarter of 2013. The Company booked a $2.1 million non-cash impairment charge for trade receivables in 2014. Operating income for the six months ended June 30, 2014 would have been $4.7 million excluding the non-cash impairment charge. The Company is taking necessary steps to secure the $2.1 million debt owed to it.

Net income attributable to APWC shareholders showed a loss of $0.4 million for the second quarter of this year, compared to $2.2 million in 2013. Net income per share was a loss of $0.03 for the quarter, while net income of $0.16 per share was reported a year ago. The weighted average number of shares outstanding was 13.8 million in the second quarter of 2014 and 2013. Excluding the non-cash impairment charge in 2014, the net income attributable to APWC shareholders would have been $1.7 million for the second quarter of this year, compared to $2.2 million in 2013.

APWC reported $74 million in cash and cash equivalents as of June 30, 2014, compared to cash and cash equivalents of $80.4 million on March 31, 2014. Most of the cash is held by operating subsidiaries and, in certain instances, subject to limitations on distribution to APWC.

Current assets totaled $310.5 million on June 30, 2014 compared to $307 million as of March 31, 2014. Working capital was $175.3 million as of June 30, 2014. Short term bank loans were reported at $56.3 million on the same date, up from $36.4 million at the end of the first quarter 2014. The Company had no long-term debt outstanding on June 30, 2014. Shareholder's equity attributable to APWC was $160.2 million as of June 30, 2014, compared to $158.1 million on March 31 of this year.

Over the quarter ended June 30, 2104, the Company generated $4.2 million in cash from operating activities, an improvement over $1.1 million cash outflow in the comparable quarter of 2013. Capital expenditures totaled $3.4 million in the second quarter of 2014, compared to $5.7 million in the comparable period last year.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six-months
	ended June 30, (Unaudited)
	2014	2013
Sales of goods / services	$222,305	$212,637
Cost of sales	(203,893)	(192,440)
Gross profit	18,412	20,197

Other operating income	25	0
Selling, general and administrative expenses	(13,767)	(14,618)
Other operating expenses	(2,073)	(65)
Operating profit (loss)	2,597	5,514

Finance costs	(709)	(951)
Finance income	551	768
Share of loss of associates	(330)	(47)
Gain on disposal of investment - held for sale	0	230
Exchange gain	616	(378)
Other income	463	1,546
Other expense	18	0
Profit before tax	3,206	6,682

Income taxes expense	(2,239)	(2,290)
Profit (loss) for the period	$967	$4,392

Attributable to:
Equity holders of the parent	(353)	2,193
Non-controlling interests	1,320	2,199
Basic and diluted earnings per share	($0.03)	$0.16
Basic and diluted weighted average common shares outstanding	13,820,200	13,822,072

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six-months
	ended June 30,
	(Unaudited)
	2014	2013
Net income (loss)	$967	$4,392
Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	3,863	(7,063)

Net gain (loss) on available-for-sale financial assets	0	227
	3,863	(6,836)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	(1)	78
Income tax effect	0	0
Defined benefit pension plan, net of tax	(1)	78
Other comprehensive income (loss) for the period, net of tax	3,862	(6,758)
Total comprehensive income (loss) for the period, net of tax	4,829	(2,366)
Attributable to:
Equity holders of the parent	6,855	(1,535)
Non-controlling interests	(2,026)	(831)
	$4,829	$(2,366)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June	As of
	30, 2014,	December
	(Unaudited)	31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$73,957	$62,509
Trade receivables	102,758	122,893
Other receivables	11,382	11,139
Due from related parties	4,419	3,842
Inventories	112,405	98,194
Prepayments	2,512	1,559
Other current assets	3,042	2,113
	310,475	302,249

Non-current assets
Other non-current financial assets - available for sale	3,619	3,189
Other non-current financial assets - held to maturity	341	335
Property, plant and equipment	49,867	48,709
Prepaid land lease payments	1,890	1,939
Investment properties	751	746
Intangible assets	111	104
Investments in associates	2,687	2,937
Other non-current assets	106	449
Deferred tax assets	3,957	3,978
	63,329	62,386
Total assets	$373,804	$364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June	As of
	30, 2014,	December
	(Unaudited)	31, 2013

Current liabilities:
Interest-bearing loans and borrowings	$56,295	$41,789
Trade and other payables	38,870	41,369
Due to related parties	9,691	11,126
Due to immediate holding company	1,732	1,732
Accruals	11,011	13,336
Income tax payable	8,787	9,874
Employee benefit liability	119	419
Financial lease liabilities	25	37
Onerous contracts provisions	31	125
Dividend payable	435	348
Other current liabilities	8,175	7,617
	135,171	127,772

Non-current liabilities
Employee benefit liability	5,815	5,455
Financial lease liabilities	17	28
Provisions for employee benefit	630	577
Deferred tax liabilities	3,114	2,676
	9,576	8,736
Total liabilities	144,747	136,508

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	51,413	51,766
Other components of equity	(1,917)	(5,226)
Equity attributable to equity holders of the parent	160,204	157,248
Non-controlling interests	68,853	70,879
Total equity	229,057	228,127
Total liabilities and equity	$373,804	$364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the six-months
	ended June 30, (Unaudited)
	2,014	2,013
Net cash provided by(used in) operating activities	$4,220	($1,106)
Net cash (used in) investing activities	(3,473)	(1,809)
Net cash provided by (used in) financing activities	9,979	(9,426)
Effect of exchange rate changes on cash and cash equivalents	722	(1,163)

Net increase (decrease) in cash and cash equivalents	11,448	(13,504)
Cash and cash equivalents at beginning of period	62,509	72,816
Cash and cash equivalents at end of period	$73,957	$59,312

Contact:

Company Contact:
Asia Pacific Wire & Cable Corporation Limited
Mr. Ivan Hsia, CFO
Phone: +886-2-2712-2558 ext. 27
E-mail: ivan.hsia@apwcc.com
Investor Relations Contact:
MZ North America
Ted Haberfield
President Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us